Filed by International General Insurance Holdings Ltd.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tiberius Acquisition Corporation

Commission File Number: 001-38422

Date: December 11, 2019